FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 22, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of the Extraordinary Report Filed with the Director General of the Kanto Finance Bureau on June 22, 2022]

1. Reason for Submission

Given that Resolutions were adopted at the 118th Annual General Meeting of Shareholders held on June 20, 2022, we hereby submit this Extraordinary Report under the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2. Matters Reported

(1)	Date on which meeting was held

June 20, 2022

(2)	Proposal acted upon

Proposal 1: Partial Amendments to the Articles of Incorporation

As the amendment provision provided in the provision to Article 1 of the Supplementary Provisions of the “Act for Partial Amendment of the Companies Act” (Act No. 70 of 2019) will come into force on September 1, 2022, this is a proposal to make the following changes to the Articles of Incorporation to prepare for the introduction of the system for electronically providing materials for the meeting of shareholders.

(1)	The proposed Article 25, Paragraph 1 provides that information contained in the reference materials for meetings of shareholders, etc. will be provided electronically.

(2)

The proposed Article 25, Paragraph 2 will establish a provision to limit, to the scope determined by Orders of the Ministry of Justice, the scope of the matters to be included in documents that are to be delivered to shareholders who make a request for the delivery of hard copies.

(3)	As the current Article 25 of the Articles of Incorporation (Disclosure of Reference Materials for a Meeting of Shareholders on the Internet) will become unnecessary, it will be deleted.

(4)	Due to the new establishments and deletion described above, supplementary provisions related to the effective date, etc. will be established.

Proposal 2: Appointment of Twelve Directors

This is a proposal to appoint Koji Nagai, Kentaro Okuda, Tomoyuki Teraguchi, Shoji Ogawa, Kazuhiko Ishimura, Takahisa Takahara, Noriaki Shimazaki, Mari Sono, Laura Simone Unger, Victor Chu, J. Christopher Giancarlo and Patricia Mosser as a Director.

(3)	Number of voting rights expressing an opinion for, against, or abstaining from, the proposal; requirements for the proposal to be approved; results of the resolutions

Proposal	For	Against	Abstain	Result of the Resolutions
				Approval Ratio (%)	Approved/Rejected
Proposal 1	21,395,599	82,561	1	99.2%	Approved
Proposal 2
Koji Nagai	18,591,893	2,898,839	11	86.2%	Approved
Kentaro Okuda	19,974,727	1,516,009	14	92.6%	Approved
Tomoyuki Teraguchi	19,984,504	1,506,237	11	92.7%	Approved
Shoji Ogawa	19,199,397	2,291,332	11	89.0%	Approved
Kazuhiko Ishimura	19,538,471	1,952,261	11	90.6%	Approved
Takahisa Takahara	18,954,080	2,536,646	14	87.9%	Approved
Noriaki Shimazaki	19,918,493	1,572,242	11	92.4%	Approved
Mari Sono	19,375,141	2,115,586	11	89.9%	Approved
Laura Simone Unger	20,006,012	1,484,744	11	92.8%	Approved
Victor Chu	20,000,910	1,489,841	14	92.8%	Approved
J. Christopher Giancarlo	20,003,962	1,486,794	11	92.8%	Approved
Patricia Mosser	20,002,603	1,488,153	11	92.8%	Approved

Notes:

1.	The requirement for each resolution to be approved is as follows:

(Proposal 1)

A vote in favor by 2/3 or more of the voting rights held by the shareholders present at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights.

(Proposal 2)

A vote in favor by a simple majority of the voting rights held by the shareholders present at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights.

2.	The method for calculating the Approval Ratio is as follows:

This is the ratio of the total number of votes in favor exercised in advance by the business day prior to the meeting and those exercised by the shareholders present at the meeting that the Company was able to confirm an opinion for, to the total number of voting rights of the shareholders present at the meeting (the portion of the voting rights that were exercised in advance by the business day prior to the meeting, as well as those held by the shareholders present at the meeting).

3.

Regarding Proposal 1, although a motion was submitted, it was rejected due to the fact that the approval of the majority of shareholders was obtained regarding the taking of a vote on the original proposal first, and the original proposal was thereafter approved/adopted.

(4)

The reason why a part of the voting rights expressing an opinion for, against, or abstaining from, the proposal that were exercised by shareholders present at the meeting were not included in the calculation:

By calculating the total number of voting rights exercised in advance by the business day prior to the meeting and those exercised by the shareholders present at the meeting that the Company was able to confirm an opinion for or against the proposal, it was evident that, in conformance with the Companies Act, the requirement for the Proposal to be approved had been satisfied and the resolutions were duly adopted. Therefore, the number of voting rights held by the shareholders present at the meeting, which the Company was not able to confirm an opinion for, against, or abstaining from the proposals, were not included in the calculation.

End.